EXHIBIT 99.2

STEALTH BIOTHERAPEUTICS CORP

(THE “COMPANY”)

NOTICE OF ANNUAL GENERAL MEETING OF THE

SHAREHOLDERS OF THE COMPANY

IMPORTANT

For shareholders wishing to join the meeting by teleconference please use the following connection information:

Dial the dial in code: 1-646-558-8656 and enter the Participant Code 494-870-9846 followed by the # key.

Additional local connection numbers for certain jurisdictions are set forth on Exhibit A annexed hereto.

Terms not otherwise defined in this notice shall have the meanings given to such terms in the Fifth Amended and Restated Memorandum and Articles of Association of the Company adopted on 25 January 2019 (the “ Memorandum and Articles”).

NOTICE is hereby given that an Annual General Meeting of the Shareholders of the Company will be held on March 25, 2020 via teleconference at 8:30am, Cayman Island time, for the purpose of considering and, if thought fit, passing the following ordinary resolutions. In light of COVID-19 concerns, there will not be a physical meeting location, and shareholders will not be able to attend the meeting in person. All references to “in person” shall mean “in person (via teleconference).”

Re-election of Class I Directors

1.

THAT, the below nominees be re-elected as Class I Directors of the Company, each to serve for a three year term, or until such person resigns or is removed in accordance with the Memorandum and Articles:

(a)	Gerald Lokchung Chan; and

(b)	Edward P. Owens.

Increase of Stealth BioTherapeutics Corp Authorised Share Capital

2.	THAT, the authorised share capital of the Company be increased:

(a)	FROM: US$225,000 divided into 750,000,000 ordinary shares of a nominal or par value of US$0.0003 each.

(b)	TO: US$360,000 divided into 1,200,000,000 ordinary shares of a nominal or par value of US$0.0003 each.

Adoption of 2020 ADS Incentive Plan

3.

THAT the Company be and is hereby authorised to adopt the Stealth BioTherapeutics Corp 2020 ADS Incentive Plan, a copy of which is set out in Exhibit B annexed hereto, as an incentive plan of the Company effective immediately.

Amendments to the 2019 Share Incentive Plan

4.	THAT the amended Stealth BioTherapeutics Corp 2019 Share Incentive Plan, a copy of which is set out in Exhibit C annexed hereto, be and is hereby approved.

Other Matters to be Noted

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his/her place. A proxy need not be a shareholder of the Company. A form of proxy is attached.

To be valid, any proxy must be duly completed, signed and lodged, together with the power of attorney or other authority under which it is signed (if any) or a notarially certified copy thereof, with Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands with a copy to Henry.Hess@stealthbt.com no later than the time for holding the meeting or, if the meeting is adjourned, the time for holding such adjourned meeting.

Annexure:

Exhibit A.	Additional Local Connection Numbers

Exhibit B.	2020 ADS Incentive Plan

Exhibit C.	Amended 2019 Share Incentive Plan

By Order of the Board.

/s/ Irene P. McCarthy
Director

Date: March 12, 2020

EXHIBIT A

ADDITIONAL LOCAL CONNECTION NUMBERS

Australia	+61 8 7150 1149 +61 2 8015 6011 +61 3 7018 2005

Canada	+1 647 558 0588

Cayman Islands	+1 345 769 1930

Hong Kong, China	800 906 780

Switzerland	+41 43 210 71 08 +41 31 528 09 88 +41 43 210 70 42

Followed by, in each case, the participant code 494-870-9846 followed by the # key.

EXHIBIT B

2020 ADS INCENTIVE PLAN

See Exhibit B to the proxy statement included herewith.

EXHIBIT C

AMENDED 2019 SHARE INCENTIVE PLAN

See Exhibit C to the proxy statement included herewith.